UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-6523

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

THE BANK OF AMERICA 401(k) PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2006 AND 2005

MORRIS, DAVIS & CHAN LLP

Certified Public Accountants

The Bank of America 401(k) Plan

Index to Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 18

Supplemental Schedule:

Schedule H, Line 4i—Schedule of Assets	19 - 29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of The Bank of America 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris Davis & Chan LLP

Charlotte, North Carolina

June 15, 2007

The Bank of America 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets

Investments, at fair value (Notes 1 and 2)
Bank of America Corporation Common Stock (Notes 3 and 8)	$4,133,569,603	$3,943,802,661
Bank of America Corporation Preferred Stock	—	50,933
Common and preferred stock	3,487,707	4,000,600
Investment contracts (Notes 2 and 5)	1,203,856,536	1,096,436,254
Collective Investment funds	23,774,952	22,628,221
Columbia Fund investments (Notes 3 and 8)
Money market	102,893,888	104,318,705
Fixed income	131,957,960	121,229,024
Equity	2,687,465,796	2,278,919,342
Mutual funds	1,431,765,631	834,892,161
Corporate debt and asset-backed securities	521,353	479,323
Mortgage-backed securities	435,558	536,386
U.S. government and government agency obligations	1,477,232	1,702,612
Other investments	75,500,338	8,672,856

Total investments	9,796,706,554	8,417,669,078

Accrued dividends and interest receivable	1,187,415	825,981
Employer contribution receivable	25,535,157	14,232,959
Employee contribution receivable	14,780,034	12,441,114
Other receivable	748,372	41,456

Total assets	9,838,957,532	8,445,210,588
Liabilities
Due to broker for securities purchased	16,502,243	11,908,960
Other payable	253,718	—

Total liabilities	16,755,961	11,908,960

Net assets reflecting all investments at fair value	9,822,201,571	8,433,301,628

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	12,288,400	9,129,274

Net assets available for benefits	$9,834,489,971	$8,442,430,902

The accompanying notes are an integral part of these financial statements.

The Bank of Amedrica 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Investment income
Interest	$58,709,119	$50,410,950
Dividends
Bank of America Corporation Common Stock	169,077,252	167,280,022
Bank of America Corporation Preferred Stock	1,268	3,321
Other common and preferred stock	308,455	301,666
Investment income from Columbia Fund investments	124,935,905	80,295,780
Investment income from other mutual funds	86,842,655	32,062,571
Other	1,393,843	921,926
Net appreciation in fair value of investments (Note 6)	916,117,512	57,472,342

Total investment income	1,357,386,009	388,748,578

Contributions
Employees	550,938,393	458,460,666
Employer	256,073,608	222,522,260

Total contributions	807,012,001	680,982,926

Total additions	2,164,398,010	1,069,731,504

Benefits paid to plan participants	766,932,280	761,638,819
Other expense	227,115	134,834
Trustee and administrative fees (Note 2)	5,179,546	9,643,898

Total deductions	772,338,941	771,417,551

Net increase	1,392,059,069	298,313,953

Net assets available for benefits
Beginning of year	8,442,430,902	8,144,116,949

End of year	$9,834,489,971	$8,442,430,902

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Associate Handbook and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. After-tax contributions are not permitted.

All employees covered by the Plan are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Investment Alternatives

The Plan provides participants with 19 investment alternatives. These investment alternatives are the Stable Capital Fund, the Bank of America Corporation Common Stock Fund, which invests primarily in the Corporation’s common stock, and 17 investment alternatives that invest, respectively, in the following mutual funds: the Columbia Large Cap Value Fund, the Columbia Core Bond Fund, the Columbia Large Cap Index Fund, Columbia Multi-Advisor International Equity Fund, the Columbia Marsico Focused Equities Fund, the Columbia Small Cap Index Fund, the Columbia Mid Cap Index Fund, the Columbia LifeGoal® Income & Growth Portfolio, the Columbia LifeGoal® Balanced Growth Portfolio, the Columbia LifeGoal® Growth Portfolio, the Batterymarch U.S. Small Cap Equity Portfolio, the Western Asset Core

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan (Continued)

Bond Portfolio, the Vanguard® Total Stock Market Index Fund, the Dodge & Cox Stock Fund, the Growth Fund of America®, the Fidelity Diversified International Fund and the Fidelity Real Estate Investment Portfolio.

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

The Plan also includes a Segregated Fund that is not available for additional participant investments. The Segregated Fund consists of the segregated investments and accounts of certain participants of the former NationsBank Texas Plan.

Plan Trustee

Bank of America, N.A. is the Plan Trustee.

Contributions

The Plan provides for participant pre-tax contributions through salary deductions ranging from 1% to 30% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, annual pre-tax contributions for 2006 and 2005 were limited to $15,000 and $14,000, respectively, for participants who are below age 50. Additional contributions of $5,000 in 2006 and $4,000 in 2005 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis. The company matching contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax contributions. An end of year “true-up” matching contribution is also provided.

Employer contributions include forfeitures and additional contributions made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $256,073,608 and $222,522,260 for 2006 and 2005, respectively.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code (IRC), disability or after age 59 1/2;

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan (Continued)

(2)	Company matching contributions for 2005 and later Plan years may be withdrawn in the case of disability or after age 59 1/2; and

(3)	Company matching contributions for pre-2005 Plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund (and while maintained any other Plan investment fund primarily invested in Bank of America Corporation Common Stock) distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan (the Pension Plan) if their vested balances in both the Pension Plan and this Plan exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan and company matching contributions as well as earnings thereon.

Participant Accounts

Each participant’s account is credited with the allocation of their pre-tax and matching contributions each pay period. Earnings for all funds are allocated to a participant’s account on a daily basis, based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts, paid directly in cash or reinvested in the Plan. Loan interest is credited to the investment funds of the participant making the payment.

Loans to Participants

During 2006 the Plan began making loans to participants. Prior to 2006, the Plan did not permit new loans to participants and the Plan’s Loan Fund consisted of participant loans made under merged plans.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan (Continued)

Participants with vested account balances of at least $2,000 may borrow from their vested account balance. The minimum loan amount is $1,000. The maximum loan amount is $50,000. The maximum loan amount is reduced by (i) the outstanding balance of any other loan from the Plan or the Bank of America Pension Plan or (ii) if greater, the highest outstanding balance of any other loan from the Plan or the Bank of America Pension Plan any time during the one year period ending immediately before the date of the loan. The maximum loan amount may also not exceed 50% of the participant’s vested account balance, reduced by the outstanding balance of any other loan from the Plan or the Bank of America Pension Plan.

Participants may apply for a general purpose loan or a primary residence loan. At any time participants may have only one general purpose loan and one primary residence loan outstanding from the Plan.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 4.0% to 11.5% and 6.0% to 12.0% for loans held by the Plan during 2006 and 2005, respectively.

Loan repayments are made from payroll deductions and are invested in accordance with the participant’s current investment direction for future contributions. The repayment period for general purpose loans is 12 to 57 months. In the case of a primary residence loan, the repayment period can be up to 180 months.

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies (Continued)

Valuation of Investments

Mutual funds are valued at the net asset value of the fund units owned.

Mortgage notes receivable, certificates of deposit, annuity contracts and cash equivalents are valued at face value which approximates fair value as determined in good faith by Bank of America, N.A., the Trustee, a wholly-owned indirect subsidiary of the Corporation.

Participant loans are valued at cost, which approximates market as determined in good faith by Bank of America, N.A., the Trustee.

Investment contracts are stated at fair market value and are adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) on the Statement of Net Assets Available for Benefits (see note 5: Investment Contracts).

All other investments are valued at fair value as of the end of the Plan year, based on quoted market prices. The fair market values of investments that do not have readily ascertainable market values have been estimated by the Bank of America, N.A., the Trustee.

Investment Transactions

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost.

Cost is determined on the average cost basis, except for Bank of America Corporation Common Stock, which is determined based on the aggregate participant level average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies (Continued)

Plan Expenses

Bank of America, N.A. Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are borne by participants based on their investments in the Plan’s investment funds. Other administrative expenses and some professional fees are paid by the Corporation.

Investment Management

The Plan provides 19 investment alternatives to participants. Some of these investment alternatives are primarily invested in mutual funds from the Columbia Funds mutual fund families, which are administered and advised by certain affiliates of the Corporation. The affiliates are Marsico Capital Management, LLC (MCM), and Columbia Management Advisors (CMA), which are all part of the Columbia Management Group, the primary asset management division of the Corporation. The other investment alternatives are primarily invested in (i) mutual funds that are not administered or advised by affiliates of the Corporation, (ii) the Corporation’s common stock, or (iii) in the case of the Stable Capital Fund, a separately managed account that is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company, LLC.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Reclassifications

Certain amounts in the prior year financial statements and notes have been reclassified to conform to current year presentation.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

3.	Concentrations of Investment Risk

Included in the Supplemental Schedule of Assets, is a complete listing of the Plan’s investments at December 31, 2006. Investments at December 31, 2006 and 2005 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2006	2005
Bank of America Corporation Common Stock	$4,133,569,603	$3,943,802,661
Columbia Large Cap Index Fund	826,433,219	750,270,684

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Investment Contracts

The terms of the majority of the contracts are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment. The average yield and crediting interest rates for such investments were 4.80% and 4.89%, respectively, for 2006 and 4.59% and 4.69%, respectively, for 2005. The average yield credited to participants was 4.76% and 4.38% for 2006 and 2005, respectively. The fair market values of these investment contracts reported in aggregate for the Stable Capital Fund were $1,269,953,003 and $1,164,577,683 as of December 31, 2006 and 2005, respectively.

The Stable Capital Fund contains Traditional, Separate Account Fixed Maturity Synthetic, and Constant Duration Synthetic Guaranteed Investment Contracts. These are described below.

Guaranteed Investment Contracts

Traditional Guaranteed Investment Contracts (GICs) are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

5.	Investment Contracts (Continued)

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, Fixed Maturity Synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by FT Interactive, a third party vendor Standish Mellon has engaged to provide fixed income prices on a monthly basis.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

5.	Investment Contracts (Continued)

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers Standish Mellon or its clients have engaged to provide investment services.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

a)	Employer- initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the Fund;

b)	Employer communications designed to induce participants to transfer from the fund;

c)	Competing fund transfer or violation of equity wash or equivalent rules in place;

d)	Changes of qualification status of employer or plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

All contracts are benefit responsive unless otherwise noted.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

5.	Investment Contracts (Continued)

	2006
	Major Credit Rating	Investment Contract at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Guaranteed Investment Contracts
Canada Life	AA/Aa3	$10,016,785	$—	$—
Canada Life	AA/Aa3	7,182,994	—	—
Canada Life	AA/Aa3	6,749,899	—	—
Hartford Life Insurance Company	AA-/Aa3	6,005,114	—	—
Pacific Life Insurance Company	AA/Aa3	22,922,731	—	339,869
Principal Life Insurance Company	AA/Aa2	23,172,235	—	121,613
Pruco Life	AAA/Aaa	9,625,412	—	—
Pruco Life	AAA/Aaa	9,987,827	—	—
Genworth Life	AA-/Aa3	4,499,455	—	500

Fixed Maturity Synthetic Guaranteed Investment Contracts
Rabobank	AAA/Aaa	90,776,853	(13,118)	1,013,975
State Street Bank	AAA/Aaa	44,668,338	(6,695)	(190,141)
Rabobank	AAA/Aaa	21,715,405	(3,220)	281,145
UBS AG	AAA/Aaa	186,502,975	(59,180)	4,748,559

Constant Duration Synthetic Guaranteed Investment Contracts
IXIS Financial Products	AA+/Aa1	178,887,832	(86,905)	251,383
Rabobank	AA+/Aa1	90,177,535	(14,914)	1,999,930
Transamerica	AA+/Aa1	132,588,012	(21,896)	780,356
AIG Financial Products	AA+/Aa1	190,919,404	(91,505)	1,218,043
Royal Bank of Canada	AA+/Aa1	157,719,766	(52,272)	1,558,797

Cash Equivalent
IXIS Financial Products	AAA/Aaa	10,087,669	—	11,797

Total Investment Contracts		1,204,206,241	(349,705)	12,135,826

Collective Investment Trust
Goode	AA/Aa2	23,774,952	—	152,574

Columbia Fund Investment, Money Market
Columbia Cash Reserves, Capital Class		42,321,515	—	—

		$1,270,302,708	$(349,705)	$12,288,400

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

5.	Investment Contracts (Continued)

	2005
	Major Credit Rating	Investment Contract at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Guaranteed Investment Contracts
Allstate	AA/Aa2	$19,514,325	$—	$3,155
Canada Life	AA/Aa3	10,173,403	—	(104,497)
Canada Life	AA/Aa3	10,261,934	—	(138,739)
Canada Life	AA/Aa3	9,886,658	—	130,127
Hartford Life Insurance Company	AA-/Aa3	8,151,786	—	(109,862)
Hartford Life Insurance Company	AA-/Aa3	7,554,650	—	—
Pruco Life	AAA/Aaa	12,452,638	—	(114,343)
Pruco Life	AAA/Aaa	9,534,833	—	66,077
Pacific Life Insurance Company	AA/Aa3	22,009,199	—	337,197
Principal Life Insurance Company	AA/Aa2	22,106,853	—	304,008
Security Life of Denver	AA/Aa3	4,273,252	—	475
GE Capital Assurance Company	AA-/Aa3	6,345,552	—	851
GE Life & Annuity Assurance Company	AA-/Aa3	4,297,749	—	23,314
John Hancock	AA+/Aa2	7,553,661	—	1,171

Fixed Maturity Synthetic Guaranteed Investment Contracts
Rabobank	AAA/Aaa	70,509,773	(12,848)	924,695
Rabobank	AAA/Aaa	21,746,973	(3,995)	219,274
UBS AG	AAA/Aaa	173,942,538	(73,977)	5,036,925

Constant Duration Synthetic Guaranteed Investment Contracts
IXIS Financial Products	AA+/Aa1	138,951,703	(112,902)	(274,391)
Rabobank	AA+/Aa1	76,535,629	(12,804)	2,034,402
Transamerica	AA+/Aa1	127,064,111	(20,846)	(125,526)
AIG Financial Products	AA+/Aa1	182,870,917	(89,338)	(23,632)
Royal Bank of Canada	AA+/Aa1	151,074,652	(49,825)	709,074

Total Investment Contracts		1,096,812,789	(376,535)	8,899,755
Collective Investment Trust
Goode	AA/Aa2	22,628,221	—	229,519

Columbia Fund Investment, Money Market
Columbia Cash Reserves, Capital Class		45,513,208	—	—

		$1,164,954,218	$(376,535)	$9,129,274

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

5.	Investment Contracts (Continued)

Reconciliation of adjustment from fair value to contract value:

	2006	2005
Beginning balance	$9,129,274	$—
Increase of fair value to contract value	3,159,126	9,129,274
Increase due to fully benefit responsive changes	—	—

Ending balance	$12,288,400	$9,129,274

6.	Net Appreciation in Fair Value of Investments

For the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value by $916,117,512 and $57,472,342 respectively, as follows:

	2006	2005
Bank of America Corporation Common Stock	$578,463,175	$(79,096,559)
Bank of America Corporation Preferred Stock	(54)	—
Common and preferred stock	395,182	131,090
Columbia Fund Investments:
Fixed Income	(927,180)	(2,657,442)
Equity	223,888,418	94,907,785
Mutual funds	113,146,866	43,305,434
Collective Investment Trust	1,116,456	1,011,647
Corporate debt and asset-backed securities	37,029	(64,987)
Mortgage-backed securities	(6,439)	(10,385)
U.S. government and government agency obligations	(15,955)	(31,858)
Other investments	20,014	(22,383)

Net appreciation in fair value of investments	$916,117,512	$57,472,342

7.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

8.	Related Party Transactions

The Plan holds investments in various funds that are part of the Columbia Funds mutual fund family.

MCM and CMA are non-bank affiliates of the Corporation and provide advisory services to Columbia Funds. As advisors to and administrators of the funds, affiliates receive fees directly from the funds for providing services to the funds, including investment management services. Columbia Fund Distributors, Inc. administers and distributes Columbia Funds.

Investment units and shares of Columbia Funds are purchased at net asset value. The investments held at December 31, 2006 and 2005 were as follows:

	2006	2005
Columbia Fund – Money Market
Columbia Cash Reserves, Capital Class	$98,297,792	$99,261,956
Columbia Cash Reserves, Trust Class	4,596,096	5,056,749

	102,893,888	104,318,705

Columbia Fund – Fixed Income
Columbia Total Return Bond Fund	271,239	299,222
Columbia Short-Term Bond Fund	551,657	632,621
Columbia Core Bond Fund	130,904,548	120,048,712
Columbia Federal Securities Fund	216,146	234,147
Columbia Strategic Income Fund	14,370	14,322

	131,957,960	121,229,024

Columbia Fund – Equity
Columbia Mid Cap Index Fund	415,960,050	370,250,584
Columbia Multi-Advisor International Equity Fund	220,958,421	152,954,641
Columbia Large Cap Index Fund	826,433,219	750,270,684
Columbia Small Cap Index Fund	293,665,652	239,835,299
Columbia Large Cap Value Fund	232,582,995	183,274,222
Columbia Marsico Focused Equities Fund	202,251,812	173,258,551
Columbia Marsico Growth Fund	736,091	14,156
Columbia Mid Cap Growth Fund	16,948	15,276
Columbia Convertible Securities Fund	48,741	51,012
LifeGoal Balanced Growth Portfolio	249,884,974	218,012,694
LifeGoal Growth Portfolio	192,859,156	146,204,073
LifeGoal Income and Growth Portfolio	52,067,737	44,778,150

	2,687,465,796	2,278,919,342

Total Columbia Fund Family	$2,922,317,644	$2,504,467,071

At December 31, 2006 and 2005, the Plan held investments in the Bank of America Corporation Common Stock valued at $4,133,569,603 and $3,943,802,661, respectively.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

8.	Related Party Transactions (Continued)

For the years ended December 31, 2006 and 2005, the Plan paid direct expenses to the Trustee totaling $187,018 and $278,695, respectively.

9.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$9,834,489,971	$8,442,430,902
Benefit obligations payable	(775,753)	—

Net assets available for benefits per Form 5500	$9,833,714,218	$8,442,430,902

The following is a reconciliation of benefits paid to Plan participants according to the financial statements to Form 5500:

	2006	2005
Benefits paid to plan participants per the financial statements	$766,932,280	$761,638,819
Add: Benefit obligations payable at end of year	775,753	—
Less: Benefit obligations payable at beginning of year	—	(862,509)

Benefits paid to plan participants per Form 5500	$767,708,033	$760,776,310

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

10.	Federal Income Tax Status

On March 5, 1998, the Plan Sponsor was informed by a letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the IRC. Subsequent to this issuance of the determination letter, the Plan was amended. The Plan Sponsor has requested an updated determination letter.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

10.	Federal Income Tax Status (Continued)

Currently, the 1998 and 1999 Plan years are under audit by the IRS. The audit includes a review of voluntary transfers by participants of assets of the Plan to The Bank of America Pension Plan and whether such transfers were in accordance with applicable law. In December 2005, the Corporation received a Technical Advice Memorandum (TAM) from the National Office of the IRS that concluded that the amendments made to the Plan in 1998 to permit the transfers violated the anti-cutback rule of Section 411(d)(6) of the IRC. In November 2006, the Corporation received another TAM denying the Corporation’s request that the conclusion reached in the first TAM be applied prospectively only. The Corporation continues to participate in administrative proceedings with the IRS regarding issues raised in the audit.

Subject to resolution of the administrative proceeding noted above, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

11.	Litigation

The Plan is the subject of litigation involving the voluntary transfers from the Plan to The Bank of America Pension Plan referenced in Note 10 above. The outcome of this litigation cannot be predicted at this time.

The Plan is the subject of litigation involving alleged market timing arrangements in certain Nations Funds mutual funds in which the Plan is invested. In December 2005 the Corporation and other named defendants in the litigation entered into a settlement that among other things, is contingent upon a minimum threshold amount being received by the Nations Funds shareholders and/or the Nations Funds mutual funds from a previously established regulatory settlement fund. The settlement is subject to court approval.

The Plan is the subject of litigation alleging certain ERISA violations related to fees and expenses related to (i) investments by the Plan, the Bank of America Pension Plan, and their respective predecessor plans in investment funds offered or managed by Corporation subsidiaries or affiliates and (ii) the use of Corporation subsidiaries or affiliates in other matters of plan administration and investment.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		( e ) Current Value
	Common and Preferred Stock

*	Bank of America Corporation	Common Stock	77,422,169 shares	$4,133,569,603

	Total Bank of America Corporation Common Stock			4,133,569,603

	Abbott Labs	Common Stock	800 shares	38,968
	Agere Systems, Inc.	Common Stock	6 shares	115
	Alcatel-Lucent	Common Stock	49 shares	697
	Amerco	Preferred Stock	400 shares	10,108
	Ameren Corporation	Common Stock	400 shares	21,492
	American Electric Power, Inc.	Common Stock	400 shares	17,032
	Aquila, Inc.	Common Stock	750 shares	3,525
	AT&T Inc.	Common Stock	2,677 shares	95,703
	Automatic Data Processing, Inc.	Common Stock	400 shares	19,700
	Avaya, Inc.	Common Stock	208 shares	2,908
	BP PLC	Common Stock	4,286 shares	287,591
	Baker Hughes, Inc.	Common Stock	200 shares	14,932
	Caterpillar, Inc.	Common Stock	2,000 shares	122,660
	Champs Entertainment, Inc.	Common Stock	2,000 shares	13,900
	Chevron Corporation	Common Stock	300 shares	22,059
	China Direct, Inc.	Common Stock	2 shares	12
	Chiquita Brands International, Inc.	Common Stock	1,000 shares	15,970
	Citigroup, Inc.	Common Stock	6,500 shares	362,050
	Comcast Corporation	Common Stock	97 shares	4,106
	Conagra Foods, Inc.	Common Stock	500 shares	13,500
	ConocoPhillips	Common Stock	988 shares	71,087
	Conseco, Inc.	Common Stock	15 shares	300

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant- directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		( e ) Current Value
	Corts Trust	Preferred Stock	800 shares	$21,104
	Countrywide	Preferred Stock	800 shares	20,120
	Covad Communications Group, Inc.	Common Stock	500 shares	690
	Diamond Offshore Drilling, Inc.	Common Stock	400 shares	31,976
	Dominion Res, Inc.	Common Stock	400 shares	33,536
	Duke Energy Corporation	Common Stock	200 shares	6,642
	Encana Corporation	Common Stock	300 shares	13,785
	Ericsson LM Tel Company	Common Stock	1,697 shares	68,270
	Exxon Mobil Corporation	Common Stock	3,600 shares	275,868
	FPL Group, Inc.	Common Stock	2,700 shares	146,934
	First BanCorp	Common Stock	5,000 shares	47,650
	General Electric Company	Common Stock	1,500 shares	55,815
	Great Atlantic & Pacific Tea, Inc.	Preferred Stock	800 shares	20,520
	Harken Energy Corporation	Common Stock	3,267 shares	1,666
	Headwaters, Inc.	Common Stock	400 shares	9,584
	Hewlett-Packard Company	Common Stock	316 shares	13,016
	Hospira, Inc.	Common Stock	80 shares	2,686
	International Business Machines	Common Stock	800 shares	77,720
	Johnson & Johnson	Common Stock	2,200 shares	145,244
	Keyspan Corporation	Common Stock	210 shares	8,648
	Lowes Companies, Inc.	Common Stock	1,000 shares	31,150
	Merck & Company, Inc.	Common Stock	800 shares	34,880
	Motorola, Inc.	Common Stock	3,570 shares	73,399
	Nokia Corporation	Common Stock	200 shares	4,064
	Novartis	Common Stock	200 shares	11,488
	Oracle Corporation	Common Stock	2,000 shares	34,280
	Penney JC Company, Inc.	Common Stock	500 shares	38,680
	Pepsico, Inc.	Common Stock	250 shares	15,638

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant- directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		( e ) Current Value
	Pfizer, Inc.	Common Stock	6,000 shares		$155,400
	Primus	Preferred Stock	1,000 shares		25,000
	Procter & Gamble Company	Common Stock	397 shares		25,515
	Pulte Homes, Inc.	Preferred Stock	400 shares		10,384
	Royal Dutch Shell Petroleum Company	Common Stock	1,000 shares		70,790
	St. Paul Travelers Company, Inc.	Common Stock	342 shares		18,362
	Saturns Tribune Company	Preferred Stock	800 shares		17,400
	Scana Corporation	Common Stock	631 shares		25,631
	Schering Plough Corporation	Common Stock	800 shares		18,912
	Ship Fin International	Common Stock	2,000 shares		47,520
	Southern Company	Common Stock	200 shares		7,372
	Taiwan Semiconductor Manufacturing Ltd.	Common Stock	6,729 shares		73,548
	Texas Instruments, Inc.	Common Stock	1,000 shares		28,800
	Time Warner, Inc.	Common Stock	2,000 shares		43,560
	TXU Corporation	Common Stock	3,800 shares		205,998
	United States Cellular Corporation	Preferred Stock	800 shares		20,688
	Wal Mart Stores, Inc.	Common Stock	4,000 shares		184,720
	Wyeth	Common Stock	1,600 shares		81,472
	Xcel Energy, Inc.	Common Stock	1,872 shares		43,167

	Total Common and Preferred Stock				3,487,707

	Investment Contracts

	AIG Financial Products	Guaranteed Investment Contract # 443770;5.150%		$190,919,404
	AIG Financial Products	Wrapper Contract		(91,505)

	Total AIG Financial Products				190,827,899

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant- directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	( e ) Current Value
	Canada Life	Guaranteed Investment Contract # P46153; 3.900%		$10,016,785
	Canada Life	Guaranteed Investment Contract # P46116; 5.600%		7,182,994
	Canada Life	Guaranteed Investment Contract # P46120; 6.140%		6,749,899
	Genworth Life	Guaranteed Investment Contract # GS 3665 GELAC; 4.140%		4,499,455
	Hartford Life Insurance Company	Guaranteed Investment Contract # GA 10560; 6.150%		6,005,114
	IXIS Financial Products, Inc.	Guaranteed Investment Contract # WR 1046-01; 5.270%	$178,887,832
	IXIS Financial Products, Inc.	Wrapper Contract	(86,905)

	Total IXIS Financial Products Inc.			178,800,927

	IXIS Financial Products, Inc.	Guaranteed Investment Contract # 546-25; 5.000%		10,087,669
	Pacific Life Insurance Company	Guaranteed Investment Contract # G 26772.01; 4.100%		22,922,731
	Principal Life Insurance Company	Guaranteed Investment Contract # GA 4-50332-1; 3.940%		23,172,235
	Pruco Life	Guaranteed Investment Contract # GA-10137-211; 5.590%		9,625,412
	Pruco Life	Guaranteed Investment Contract # GA-10137-212; 4.030%		9,987,827
	Rabobank	Guaranteed Investment Contract # BOA 070201; 4.590%	90,177,535
	Rabobank	Wrapper Contract	(14,914)

	Total Rabobank			90,162,621

	Rabobank	Guaranteed Investment Contract # BOA 040301; 4.810%	90,776,853
	Rabobank	Wrapper Contract	(13,118)

	Total Rabobank			90,763,735

	Rabobank	Guaranteed Investment Contract # BOA 040302; 4.770%	21,715,405
	Rabobank	Wrapper Contract	(3,220)

	Total Rabobank			21,712,185

	Royal Bank of Canada	Guaranteed Investment Contract # NYSM-03BAC-0504; 5.040%	157,719,766
	Royal Bank of Canada	Wrapper Contract	(52,272)

	Total Royal Bank of Canada			157,667,494

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant- directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		( e ) Current Value
	State Street Bank	Guaranteed Investment Contract # 106009; 5.440%		$44,668,338
	State Street Bank	Wrapper Contract		(6,695)

	Total State Street Bank				$44,661,643
	Transamerica	Guaranteed Investment Contract # TDA76933TR; 5.150%		132,588,012
	Transamerica	Wrapper Contract		(21,896)

	Total Transamerica				132,566,116
	UBS AG	Guaranteed Investment Contract # 2670; 4.110%		186,502,975
	UBS AG	Wrapper Contract		(59,180)

	Total UBS AG				186,443,795

	Total Investment Contracts				1,203,856,536

	Collective Investment Trusts
	Goode	Stable Value Trust Fund	1,694,416 units		23,774,952

	Total Collective Investment Trusts				23,774,952

	Columbia Fund Investments - Money Market
*	Columbia	Cash Reserves, Capital Class	98,297,792 units		98,297,792
*	Columbia	Cash Reserves, Trust Class	4,596,096 units		4,596,096

	Total Columbia Fund Investments - Money Market				102,893,888

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant- directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		( e ) Current Value
	Columbia Fund Investments - Fixed Income

*	Columbia	Core Bond Fund	12,408,014 units	$130,904,548
*	Columbia	Federal Securities Fund	20,763 units	216,146
*	Columbia	Short Term Bond Fund	56,349 units	551,657
*	Columbia	Strategic Income Fund	2,419 units	14,370
*	Columbia	Total Return Bond Fund	27,877 units	271,239

	Total Columbia Fund Investments - Fixed Income			131,957,960

	Columbia Fund Investments - Equity

*	Columbia	Convertible Securities Fund	2,988 units	48,741
*	Columbia	Large Cap Index	30,128,809 units	826,433,219
*	Columbia	Large Cap Value	15,341,886 units	232,582,994
*	Columbia	LifeGoal Balanced Growth Portfolio	20,549,751 units	249,884,974
*	Columbia	LifeGoal Growth Portfolio	13,337,424 units	192,859,156
*	Columbia	LifeGoal Income & Growth Portfolio	4,798,870 units	52,067,737
*	Columbia	Marsico Focused Equities Fund	9,057,403 units	202,251,812
*	Columbia	Marsico Growth Fund	33,027 units	736,091
*	Columbia	Mid Cap Growth Fund	674 units	16,948
*	Columbia	Mid Cap Index Fund	34,433,779 units	415,960,050
*	Columbia	Multi-Advisory International Equity Fund	12,691,466 units	220,958,421
*	Columbia	Small Cap Index Fund	13,378,845 units	293,665,653

	Total Columbia Fund Investments - Equity			2,687,465,796

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant- directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

		( c )
( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		( e ) Current Value
	Mutual Funds

	Aberdeen	Asia-Pacific Income Fund	8,500 units	$52,871
	Alliance Bernstein	US Government Bond Fund	16,591 units	112,652
	Allianz RCM	Biotechnology Fund	2,876 units	72,191
	Allianz RCM	Global Technology Fund	8,451 units	350,820
	American Century	Select Fund	2,095 units	76,939
	American Funds	Growth Fund of America	5,725,014 units	188,123,966
	American Funds	Intermediate Bond Fund	11,199 units	150,285
	Batterymarch	US Small Cap Fund	3,902,047 units	43,468,803
	DWS	Short Term Bond Fund	4,951 units	48,912
	Dodge & Cox	Stock Fund	2,765,426 units	424,382,275
*	Fidelity	Diversified International Fund	9,181,908 units	339,271,514
*	Fidelity	Small Cap Independence Fund	1,823 units	38,377
*	Fidelity	Disciplined Equity Fund	2,287 units	66,366
*	Fidelity	Asset Manager	11,188 units	180,241
*	Fidelity	Real Estate Investment Portfolio	5,888,441 units	214,162,593
*	Fidelity	Equity Income II Fund	2,636 units	63,890
*	Fidelity	Ginnie Mae Portfolio	17,897 units	192,752
	Freehold	Realty Trust	2,000 units	25,417
	H & Q	Healthcare Fund	3,310 units	54,522
	Janus		3,786 units	179,667
	Matthews	Asia-Pacific Fund	300 units	5,076
	Matthews	International Fund	200 units	4,742
	MFS	Charter Income Trust	1,755 units	15,023
	MTB	Group International Fund	679 units	8,663
	Nicholas Fund	Nicholas Fund	2,713 units	158,372
	Pengrowth	Energy Trust	2,000 units	34,420
	Van Kampen	US Mortgage Fund	5,245 units	69,966
	Vanguard	Energy Fund	923 units	59,629

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant- directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

	( b )	( c )
( a )	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		( e ) Current Value
	Vanguard	Wellington Fund	18,635 units	604,326
	Vanguard	Wellesley Income Fund	1,406 units	$30,657
	Vanguard	Windsor Fund	7,355 units	137,104
	Vanguard	Windsor II Fund	7,800 units	271,057
	Vanguard	GNMA Fund	60,913 units	621,918
	Vanguard	Intermediate Term Treasury Fund	7,379 units	79,400
	Vanguard	500 Index Fund	881 units	114,985
	Vanguard	Total Stock Market Index Fund - Investor	367 units	12,501
	Vanguard	Total Stock Market Index Fund - Institutional	4,603,180 units	156,968,440
	Western Asset	Core Bond Portfolio	5,407,830 units	61,324,791
	Western Asset	High Income Opportunity Fund	1,520 units	10,260
	White Oak	Growth Stock Fund	3,097 units	99,909
	Zweig	Total Return Fund	10,075 units	59,339

	Total Mutual Funds			1,431,765,631

	Corporate Debt & Asset-Backed Securities

	AT&T Broadband Corporation	Dtd 11/18/02 9.455% Due 11/15/22	24,000 shares	31,079
	Ford Motor Credit Company	Dtd 10/25/01 7.250% Due 10/25/11	50,000 shares	48,964
	General Electric Capital Corporation	Dtd 03/23/06 6.000% Due 03/15/32	100,000 shares	96,971
	General Electric Capital Corporation	Dtd 08/26/04 5.500% Due 08/15/23	100,000 shares	93,059
	General Motors Acceptance Corporation	Dtd 03/05/02 7.400% Due 03/15/17	50,000 shares	49,622
	General Motors Acceptance Corporation	Dtd 08/12/03 7.250% Due 08/15/18	100,000 shares	96,908
	Household Financial Corporation	Dtd 05/06/04 5.650% Due 05/15/19	50,000 shares	47,189
	Polaroid Corporation	Dtd 02/17/99 Due 02/15/06 IN DFLT	50,000 shares	4,563
	Prudential Financial	Dtd 05/06/04 5.750% Due 05/15/19	50,000 shares	47,999
	Weirton Steel Corporation	Dtd 07/03/96 11.375% Due 7/01/04 IN DFLT	50,000 shares	4,999

	Total Corporate Debt & Asset-Backed Securities			521,353

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant- directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

		( c )
( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		( e ) Current Value
	Mortgage-Backed Securities

	ABN Amro Mortgage Corporation	Dtd 09/01/03 6.000% Due 10/25/33	79,000 shares	$77,154
	Federal Home Loan Mortgage	Dtd 10/01/04 6.000% Due 07/15/34	10,000 shares	9,999
	Federal National Mortgage Association	Dtd 10/01/01 6.000% Due 11/25/31	10,000 shares	10,102
	Federal National Mortgage Association	Dtd 11/01/01 6.000% Due 12/25/31	20,000 shares	20,051
	GNMA	Pool #030048 Dtd 03/01/79 9.000% Due 02/15/09	565 shares	583
	GNMA	Pool #033190 Dtd 09/01/79 9.500% Due 09/15/09	1,679 shares	1,741
	GNMA	Pool #105474 Dtd 11/01/83 12.500% Due 10/15/13	408 shares	452
	GNMA	Pool #124950 Dtd 05/01/85 9.000% Due 05/15/15	3,893 shares	4,151
	GNMA	Pool #141703 Dtd 10/01/85 11.500% Due 10/15/15	238 shares	266
	GNMA	Pool #158422 Dtd 05/01/86 9.500% Due 05/15/16	776 shares	840
	GNMA	Pool #158990 Dtd 07/01/86 9.000% Due 07/15/16	516 shares	552
	GNMA	Pool #166126 Dtd 07/01/86 9.500% Due 07/15/16	485 shares	525
	GNMA	Pool #180576 Dtd 03/01/87 8.000% Due 03/15/17	1,499 shares	1,580
	GNMA	Pool #194375 Dtd 03/01/87 9.000% Due 02/15/17	378 shares	405
	GNMA	Pool #197040 Dtd 03/01/87 8.000% Due 03/15/17	1,980 shares	2,087
	GNMA	Pool #266976 Dtd 12/01/88 10.000% Due 12/15/18	666 shares	736
	GNMA	Pool #320835 Dtd 04/01/92 7.500% Due 04/15/22	1,349 shares	1,404
	GNMA	Pool #321186 Dtd 07/01/92 8.000% Due 07/15/22	2,218 shares	2,352
	GNMA	Pool #322807 Dtd 02/01/92 8.000% Due 02/15/22	677 shares	718
	GNMA	Pool #330133 Dtd 08/01/92 7.500% Due 08/15/22	3,522 shares	3,673
	GNMA	Pool #334371 Dtd 11/01/92 7.000% Due 11/15/07	388 shares	389
	GNMA	Pool #341342 Dtd 12/01/92 8.000% Due 12/15/22	2,500 shares	2,651
	GNMA	Pool #342553 Dtd 03/01/93 7.500% Due 03/15/23	444 shares	463
	GNMA	Pool #411479 Dtd 11/01/95 7.500% Due 11/15/25	2,172 shares	2,269
	GNMA	Pool #471439 Dtd 10/01/01 6.500% Due 10/15/31	4,332 shares	4,452
	GNMA	Pool #559513 Dtd 04/01/01 6.500% Due 04/15/31	3,337 shares	3,430
	GNMA	Pool #595192 Dtd 11/01/02 5.000% Due 11/15/32	35,309 shares	34,390

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant- directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

		( c )
( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		( e ) Current Value
	GNMA	Pool #604337 Dtd 05/01/03 5.500% Due 05/15/33	30,052 shares	29,943
	GNMA	Pool #604740 Dtd 11/01/03 5.000% Due 11/15/33	26,918 shares	26,212
	GNMA	Pool #604897 Dtd 12/01/03 5.000% Due 12/15/33	25,304 shares	$24,639
	GNMA	Pool #605098 Dtd 03/01/04 5.000% Due 03/15/34	73,939 shares	71,957
	GNMA	Pool #614160 Dtd 06/01/03 5.500% Due 06/15/33	15,688 shares	15,630
	GNMA	Pool #627930 Dtd 02/01/04 5.500% Due 02/15/34	21,752 shares	21,661
	GNMA	Pool #641277 Dtd 04/01/05 5.000% Due 04/15/35	35,358 shares	34,391
	Master Asset Securitization Trust	Dtd 04/01/03 5.500% Due 05/25/33	25,000 shares	23,710

	Total Mortgage-Backed Securities			435,558

	U.S. Government and Government Agency Obligations

	United States	Treasury Bill Dtd 08/10/06 Due 02/08/07	12,000 shares	11,943
	United States	Treasury Bill Dtd 08/24/06 Due 02/22/07	20,000 shares	19,866
	United States	Treasury Bill Dtd 09/14/06 Due 03/15/07	30,000 shares	29,714
	United States	Treasury Bill Dtd 07/20/06 Due 01/18/07	45,000 shares	44,912
	United States	Treasury Bond Dtd 02/15/91 7.875% Due 02/15/21	100,000 shares	130,227
	United States	Treasury Bond Dtd 05/15/86 7.250% Due 05/15/16	10,000 shares	11,887
	United States	Treasury Note Dtd 03/15/05 4.000% Due 03/15/10	100,000 shares	97,902
	United States	Treasury Note Dtd 08/15/03 3.250% Due 08/15/08	30,000 shares	29,259
	United States	Treasury Note Dtd 08/15/03 4.250% Due 08/15/13	100,000 shares	97,492
	United States	Treasury Note Dtd 08/15/05 4.250% Due 08/15/15	100,000 shares	96,766
	United States	Treasury Note Dtd 08/15/97 6.125% Due 08/15/07	100,000 shares	100,633
	United States	Treasury Note Dtd 11/15/06 4.625% Due 11/15/16	100,000 shares	99,344
	United States	Treasury Note Dtd 11/17/03 3.375% Due 11/15/08	150,000 shares	146,157
	United States	Treasury Note Dtd 11/30/06 4.625% Due 11/30/08	120,000 shares	119,564
	United States	Treasury Note Dtd 02/15/02 4.875% Due 02/15/12	100,000 shares	100,914
	United States	Treasury Note Dtd 08/15/02 3.250% Due 08/15/07	150,000 shares	148,377

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant- directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		( e ) Current Value
	United States	Treasury Note Dtd 11/15/02 4.000% Due 11/15/12	100,000 shares	$96,551
	United States	Treasury Note Dtd 02/17/04 4.000% Due 02/15/14	100,000 shares	95,724

	Total U.S. Government and Government Agency Obligations			1,477,232

	Other Investments

*	Participant Loans	Interest rates range 4.000% to 11.500%		73,077,205
	Bank of Desoto	Certificate of Deposit		190,000
	Bank of Texas	Certificate of Deposit		279,164
	Beal Bank	Certificate of Deposit		495,000
	Century Bank	Certificate of Deposit		50,000
	Comerica Bank	Certificate of Deposit		100,000
	Compass Bank	Certificate of Deposit		430,000
	Conseco, Inc.	Warrant		44
	Entertainment Properties Trust	Real Estate Investment Trust		15,168
	Guaranty Federal Bank	Certificate of Deposit		199,000
	National Bank of Kansas City	Certificate of Deposit		57,000
	National City Bank	Certificate of Deposit		50,000
	New Plan Excel Realty Trust	Real Estate Investment Trust		10,992
	Public Storage, Inc.	Real Estate Investment Trust		62,400
	Reliastar Life Insurance	Single Premium Deferred Annuity		98,731
	Suburban Propane Partners LP	Limited Partnership		3,801
	Texas State Bank	Certificate of Deposit		85,000
	Transportation Alliance Bank	Certificate of Deposit		98,000
	USAA Federal Saving Bank	Certificate of Deposit		198,833

	Total Other Investments			75,500,338

	Total			$9,796,706,554

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant- directed.

Exhibit Index

Exhibit No.
23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.